November 15, 2019

DeVan Ard
Chief Executive Officer
Reliant Bancorp, Inc.
1736 Carothers Parkway, Suite 100
Brentwood, TN 37027

       Re: Reliant Bancorp, Inc.
           Registration Statement on Form S-4
           Filed November 8, 2019
           File No. 333-234584

Dear Mr. Ard:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Susan Block at 202-551-3210 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance